UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number: 001-39080

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

I.D. Systems, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

POWERFLEET, INC.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

I.D. Systems, Inc. 401(k) PLAN

Other Schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the

I.D. Systems, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP

We have served as the Plan’s auditor since 2011.

New York, New York

June 29, 2022

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020

ASSETS
INVESTMENTS
PowerFleet, Inc. unitized account	$204,538	$257,288
Mutual Funds	14,377,370	11,732,382
Self-directed brokerage accounts	737,802	584,371
Total investments	15,319,710	12,574,041

RECEIVABLES
Participant contributions	-	24,478
Notes receivable from participants	185,944	228,343
Total receivables	185,944	252,821

NET ASSETS AVAILABLE FOR BENEFITS	$15,505,654	$12,826,862

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2021	2020

ADDITIONS
Investment Income
Interest and dividends	$613,384	$227,387
Net loss on sale of assets	(1,346)	(9,318)
Net appreciation in fair value of investments	1,404,886	2,150,141
Total investment income	2,016,924	2,368,210

Contributions
Participants	1,030,381	834,565
Rollover	155,816	38,447
Total contributions	1,186,197	873,012

Total additions	3,203,121	3,241,222

DEDUCTIONS
Benefits paid to participants	474,022	1,482,627
Administrative and other expenses	50,307	31,563
Total deductions	524,329	1,514,190

Net increase	2,678,792	1,727,032

NET ASSETS AVAILABLE FOR BENEFIT, BEGINNING OF YEAR	12,826,862	11,099,830
NET ASSETS AVAILABLE FOR BENEFIT, END OF YEAR	$15,505,654	$12,826,862

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for the Plan’s provisions.

General

The Plan was originally established by I.D. Systems, Inc. (“I.D. Systems”) in 1998 for the purpose of providing retirement benefits for eligible employees of I.D. System, Inc. The Plan was amended on July 24, 2017. Effective January 1, 2020, I.D. Systems adopted the Automatic Data Processing (“ADP”) Defined Contribution Plan 401(K) Profit Sharing Plan. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan assets is Reliance Trust Company (the “Trustee”). The named fiduciary for the administration of the Plan is the Director of Human Resources (the “Plan Administrator”).

On October 3, 2019, I.D. Systems became a wholly owned subsidiary of PowerFleet, Inc. (“PowerFleet”), as a result of the acquisition of Pointer Telocation Ltd. (the “Transactions”). Following the completion of the Transactions, employees of I.D. Systems and PowerFleet were eligible to participate in the Plan. Unless otherwise indicated or the context otherwise requires, all references to the “Company” mean I.D. Systems and its subsidiaries before October 3, 2019 and PowerFleet and its subsidiaries on and following October 3, 2019.

In March 2020, the novel coronavirus (or “COVID-19”) outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of the Company’s common stock and other Plan assets. The duration and extent to which COVID-19 continues to impact the financial markets will depend on future developments that are highly uncertain and cannot be accurately predicted at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted, which included provisions, among others, that provided temporary relief for those retirement plan participants affected by COVID-19. Participants who met certain criteria could take a penalty-free hardship withdrawal, borrow from their accounts at higher limits and suspend making payments on their participant loans until 2021.

Investments

Participants may direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers a money market mutual fund, mutual funds, inflation protection mutual fund, Company common stock, and a self-directed brokerage account feature that includes individual stocks, exchange-traded funds, fixed income securities and mutual funds through TD Ameritrade. All investments are participant-directed.

Participants may invest in the PowerFleet Stock Fund, which is comprised of a cash component and PowerFleet, Inc. common stock.

Contributions

Participants in the Plan may elect to defer and contribute from 1% to 90% of their annual eligible compensation, as defined by the Plan, not to exceed dollar limitations that are set by law. Participants aged 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or qualified defined contribution plans.

The Plan includes an auto-enrollment provision whereby all newly eligible participants are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation.

Each year, the Company may contribute to the Plan a discretionary matching contribution. Matching contributions are subject to vesting requirements. For the plan years ended December 31, 2021 and 2020, the Company did not declare any discretionary matching contribution.

Participant Accounts

Each participant account is credited with the participant’s share of any employer contributions, any contributions made by the participant, and the participant’s share of any investment earnings (losses) and increases (decreases) in the value of investments. All reasonable costs and expenses incurred by the Administrator and the Trustee in administering the Plan are charged against the accounts of all participants unless the Company elects to pay such expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Participants vest in the Plan’s discretionary match portion of their accounts as follows:

Years of Vesting Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. The minimum loan a participant may take is $1,000. All loans must be repaid in level payments on at least a quarterly basis over a five-year period unless the loan is for the purchase of a principal residence in which case the loan may be repaid within a reasonable period of time determined at the time the loan is made. The loans are secured by the balance of the participant’s vested account and bear interest at a rate commensurate with market rates.

Payment of Benefits

A participant’s vested account balance is payable upon retirement, disability, death or other termination of employment. Distributions are payable in a lump sum or in installments over a period not exceeding the participant’s life expectancy. However, if the value of a participant’s vested account is $5,000 or less, it is only payable in a lump sum.

A participant may withdraw all or a portion of his or her vested account during employment if he or she has reached age 59-1/2. A participant may withdraw his or her own contributions (but not earnings on those contributions) during employment for certain hardship reasons.

Upon the death of an active participating employee, such employee’s beneficiary is entitled to the total amount of the employee’s account without penalty plus an allocation of any Company contribution relating to the year in which the death occurred.

Separated participants with vested account balances exceeding $5,000 may delay the timing of the receipt of benefits subject to minimum distribution rules required by law. Participants with a balance of $5,000 or less may be paid out without the participant’s consent in a single-sum payment or by direct rollover to an individual retirement account (“IRA”) or other eligible retirement plan as soon as reasonably practicable following the date of employment termination.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested account, the nonvested employer contributions and actual earnings thereon are forfeited. Forfeitures may be used to reduce future discretionary employer matching contributions or cover future administrative expenses. Forfeitures in the amount of $-0- and $5,797 were used during the years ended December 31, 2021 and 2020, respectively, to pay for the Plan’s expenses. Forfeitures available at December 31, 2021 and 2020 totaled $-0- and $-0-, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested with all rights to any amounts in their respective accounts.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are participant directed and reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as deemed distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including custodial and administrative fees, are paid by the Plan. Administrative expenses for loans and distributions are paid by the participant. Certain other expenses such as audit and accounting fees are paid by the Company.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2022, the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“Codification”), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Codification are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for asset or liability; and

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

PowerFleet, Inc. unitized account: Valued at closing price reported on active market on which the securities are traded, plus money market funds held.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the fair value hierarchy for the Plan’s investments at fair value as of December 31, 2021 and 2020:

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2		Level 3		Total

PowerFleet, Inc. unitized account	$204,538	$		$		$204,538
Mutual Funds	14,377,370					14,377,370
Self-directed brokerage accounts	737,802					737,802
Total assets in the fair value hierarchy	$15,319,710		$-		$-	$15,319,710
Total investments at fair value						$15,319,710

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2		Level 3		Total

PowerFleet, Inc. unitized account	$257,288	$		$		$257,288
Mutual Funds	11,732,382					11,732,382
Self-directed brokerage accounts	584,371					584,371
Total assets in the fair value hierarchy	$12,574,041		$-		$-	$12,574,041
Total investments at fair value						$12,574,041

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Transfers between levels

For the years ended December 31, 2021 and 2020, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 4 - RELATED PARTY AND PARTY-IN INTEREST TRANSACTIONS

The Plan engages in certain transactions involving the Company, ADP, and affiliates of TD Ameritrade, which are parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock fund, the payment of trustee fees to ADP, and investments in mutual funds and a self-directed brokerage feature managed by affiliates of TD Ameritrade. Fees paid to ADP for the years ended December 31, 2021 and 2020 were $1,340 and $2,100, respectively.

As of December 31, 2021 and 2020, the Plan held 35,781 and 29,293 shares, respectively, of the PowerFleet Stock Fund with a fair value of $204,538 and $257,288, respectively. During 2021, the Plan purchased $78,955 and sold $11,661 of the PowerFleet Stock Fund, recorded dividend income of $-0-, and had a total unrealized and realized loss of $(117,422).

As of December 31, 2021 and 2020, through the self-directed brokerage feature, the Plan held investments issued by affiliates of TD Ameritrade totaling $737,802 and $584,371, respectively.

As of December 31, 2021 and 2020, the Plan held $185,944 and $228,343, respectively, in loans to participants at interest rates that ranged from 5.25% to 9.00%.

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invested in common stock of the Company and issued loans to participants when administered by ADP for the years ended December 31, 2021 and 2020, respectively. Fees paid to ADP for the years ended December 31, 2021 and 2020 were $1,340 and $2,100, respectively.

NOTE 5 - TAX STATUS

The Plan is based on a “volume submitter” plan document. The sponsor of the volume submitter document has received a favorable determination letter from the Internal Revenue Service (IRS) dated July 16, 2014, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2005-16, the Company has chosen to rely on the IRS determination letter issued to the sponsor of the volume submitter document as evidence that the form of the Plan is tax-qualified. The Plan is also required to be operated in conformity with the Code to maintain its tax-qualified status. The Plan administrator believes that the Plan, which has been amended since the date of the determination letter, continues to be tax-qualified in both form and operation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

NOTE 7 - RECONCILIATION OF CERTAIN FINANCIAL STATEMENT AMOUNTS TO AMOUNTS IN FORM 5500

The Plan prepares its Form 5500 on a cash basis. The following is a reconciliation of net assets available for benefits from Form 5500 to the financial statements as of December 31:

	2021	2020

Net assets available for benefits per Form 5500	$15,505,654	$12,797,493
Add: Participants contribution receivable - employee	-	24,478
Deemed distributed participant loans principal and interest	-	4,891
Net assets available for benefits per the financial statements	$15,505,654	$12,826,862

The following is a reconciliation of net increase in net assets available for benefit from Form 5500 to the financial statements as of December 31:

	2021	2020

Net increase (decrease) in net assets available for benefit per Form 5500	$2,708,161	$1,746,051
Add: Participant contribution receivable - employee	-	24,478
Deemed distributions of participant loans	(4,891)	(19,211)
Add: Deemed distributed participant loans principal and interest	-	4,891
Less: Prior year participant contribution receivable - employee	(24,478)	(29,177)
Net increase (decrease) in net assets available for benefit per financial statements	$2,678,792	$1,727,032

The following is a reconciliation of participant contributions from Form 5500 to the financial statements as of December 31:

	2021	2020

Participant contributions per Form 5500	$1,210,675	$877,711
Add: Current year participant contribution receivable - employee	-	24,478
Less: Prior year participant contribution receivable - employee	(24,478)	(29,177)
Participant contributions including rollover per the financial statements	$1,186,197	$873,012

I.D. SYSTEMS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 22-3270799 PLAN #001

December 31, 2021

(a)	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value

	Dimensional Fund Advisors	DFA Inflation Protected Securities Portfolio - Institutional Class		$95,593
	Fidelity Investments	Fidelity Multi-Asset Index Fund		59,379
*	PowerFleet, Inc. unitized account	PowerFleet Stock Fund		204,538
*	TD Ameritrade, Inc.	Self-Directed Brokerage Account		737,802
	Ivy Funds	Delaware Ivy International Core Equity Fund - Class R6		345,040
	TIAA Investments	TIAA-CREF Emerging Markets Equity Index Fund - Institutional Class		45,785
	TIAA Investments	TIAA-CREF Large Cap Growth Index Fund - Institutional Class		3,300,216
	TIAA Investments	TIAA-CREF Lifecycle Index 2020 Fund - Institutional Class		36,390
	TIAA Investments	TIAA-CREF Lifecycle Index 2025 Fund - Institutional Class		393,177
	TIAA Investments	TIAA-CREF Lifecycle Index 2030 Fund - Institutional Class		183,543
	TIAA Investments	TIAA-CREF Lifecycle Index 2035 Fund - Institutional Class		154,227
	TIAA Investments	TIAA-CREF Lifecycle Index 2040 Fund - Institutional Class		903,855
	TIAA Investments	TIAA-CREF Lifecycle Index 2045 Fund - Institutional Class		65,296
	TIAA Investments	TIAA-CREF Lifecycle Index 2050 Fund - Institutional Class		11,931
	TIAA Investments	TIAA-CREF Lifecycle Index 2055 Fund - Institutional Class		6,767
	TIAA Investments	TIAA-CREF Lifecycle Index 2060 Fund - Institutional Class		12,122
	TIAA Investments	TIAA-CREF Lifecycle Index Retirement Income Fund - Institutional Class		69,718
	Vanguard	Vanguard 500 Index Fund - Admiral Class		2,318,322
	Vanguard	Vanguard Balanced Index Fund - Admiral Class		1,594,280
	Vanguard	Vanguard High Yield Corporate Fund - Admiral Class		77,008
	Vanguard	Vanguard Intermediate Term Bond Index Fund - Admiral Class		565,876
	Vanguard	Vanguard International Growth Fund - Admiral Class		745,093
	Vanguard	Vanguard Long Term Investment Grade Fund - Admiral Class		87,530
	Vanguard	Vanguard Mid-Cap Growth Index Fund - Admiral Class		1,032,988
	Vanguard	Vanguard Mid-Cap Corporate Fund - Admiral Class		40,636
	Vanguard	Vanguard Mid-Cap Value Index Fund - Admiral Class		458,817
	Vanguard	Vanguard Short Term Corporate Bond Index Fund - Admiral Class		369,767
	Vanguard	Vanguard Small Cap Growth Index Fund - Admiral Class		221,339
	Vanguard	Vanguard Small Cap Index Fund - Admiral Class		491,664
	Vanguard	Vanguard Small Cap Value Index Fund - Admiral Class		247,871
	Vanguard	Vanguard Treasury Money Market Fund - Investor Class		426,365
	Vanguard	Vanguard Value Index Fund - Admiral Class		16,775
*	Notes Receivable from Participants	Interest Rates 5.25% to 9.00%		185,944

				$15,505,654

* Indicates party-in-interest to the Plan.

** Cost omitted for participant directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the I.D. Systems, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. Systems Inc. 401(k) Plan

/s/ Steve Towe
Steve Towe
Chief Executive Officer

June 29, 2022
Date

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

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